UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **February 28, 2006**

SCHAWK, INC.
(Exact Name of Registrant as Specified in its Charter)

_____

Delaware	**1-09335**	**36-2545354**
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

1695 River Road		
Des Plaines, IL		**60018**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (**847) 827-9494**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 28, 2006, Schawk, Inc. (the "Company") announced its earnings results for the fourth quarter and year ended December 31, 2005. Attached as Exhibit 99.1 is a copy of the press release relating to the Company's earnings results, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHAWK, INC.

Date: February 28, 2006

By: /s/ James J. Patterson

James J. Patterson
Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	
99.1	Press Release dated February 28, 2006